Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Eqonex and its subsidiaries (the “Group”) financial condition and results of operation should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto contained elsewhere in this Form 6-K. This discussion contains forward-looking statements reflecting Eqonex’s current expectations, estimates and assumptions concerning events and financial trends that may affect its future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

Overview

Eqonex is a technology driven digital assets financial services company that provides institutional grade infrastructure and a full suite of trading, custody and asset management solutions to clients. The Group’s digital assets ecosystem has been designed to accommodate the needs of institutions and individuals with the same degree of regulatory oversight and security they are accustomed to in traditional financial markets.

Eqonex’s ecosystem primarily encompasses EQONEX, a digital asset exchange (“EQONEX”); Digivault, a FCA accredited hot and cold digital assets custodian; and Bletchley Park Asset Management, a fund of crypto-hedge funds (“Bletchley Park”).

During the six months ended September 30, 2021, the Group continued to focus on regulation and security with such efforts being recognized when Digivault became the first stand-alone digital asset custodian to be registered by the UK Financial Conduct Authority (FCA) to store cryptocurrencies under the Money Laundering, Terrorist Financing and Transfer of Funds (Information of the Payer) Regulations 2017 (MLR 2017), (as amended 2019). Furthermore, both Eqonex and Digivault were awarded the International Organisation for Standardisation (ISO) information security certification: ISO/IEC 27001:2013, a certification that highlights the Group’s commitment to the protection of client data.

During the same period the Group also experienced increased volumes across business lines, with 30 day trading volumes, in the first quarter, from spot and derivative products on EQONEX peaking at $5 billion. The increase also coincided with the launch of EQONEX’s own utility token, EQO.

Since the second quarter to date, there has been a decline in trading volumes on EQONEX. New products and features have been introduced to address this, such as, the roll out of cross collateral which enables traders to manage their capital more efficiently and the addition of new spot trading pairs. Furthermore, Physically Delivered BTC Dated Futures were added to EQONEX as an incremental derivative product in January 2022 as well as the ability for clients to deposit funds onto EQONEX using a credit or debit cards.

Digivault continued to accumulate assets under custody during the six-month period as the platform increased the number of different digital assets supported to thirteen. Post September 30, 2021, Digivault has expanded its coverage and now supports 57 digital assets across five blockchains. In addition, on 28 February 2022, Diginex Limited acquired 15% of Digivault Limited from the holders in exchange for 1,464,291 shares in Eqonex Limited. Post the transaction Diginex Limited holds 100% of the issued share capital of Digivault Limited. Should substantially all the shares of Digivault be sold within 12 months of this transaction for consideration in excess of $100m, the sellers of the 15% will be entitled to 5% of any amounts received above $100m, pro rata to subject the percentage of Digivault shares sold.

Assets under management held by Bletchley Park continued to increase as the fund generated a return of 25% for the six months ended September 30, 2021

On 7 March 2022, Eqonex Limited entered into a $36m convertible loan agreement with Bifinity UAB. The loan carries an interest charge of 4% per annum.  The loan will be drawn down in monthly $3m instalments during the first quarter, commencing on 15 March 2022, and $9m per quarter, in advance, for the remaining three quarters. The loan must be repaid 18 months after each drawdown or can be converted by Bifinity at any time, at their option, into shares of Eqonex Limited. The loan can be converted into equity at a share price of $1.89. Under the terms of the loan agreement, Bifinity has the right to appoint the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer for Eqonex.  Bifinity will also have two seats on the Eqonex board.

The Capital Markets business has been put on hold while the Group focuses on the other business lines.

A. Result of Operations

	For the six months ended September 30,
In USD millions	2021	2020

Continuing Operations
Revenue	3.6	0.0
General & administrative expenses	(38.4)	(36.0)
Operating Loss	(34.8)	(36.0)
Other gains/(losses)	2.5	(76.0)
Finance costs	(0.1)	(0.9)
Loss before tax	(32.4)	(112.9)
Income tax	-	-
Loss from continuing operations	(32.4)	(112.9)
Profit from discontinued operations	-	4.9
Loss for the period	(32.4)	(108.0)

Loss attributable to owners	(32.0)	(107.8)
Non-controlling interests	(0.4)	(0.2)
	(32.4)	(108.0)

Revenue

	For the six months ended September 30,
In USD millions	2021	2020

Exchange income	3.3	0.0
Trading income	0.2	0.0
Asset Management fee income	0.1	0.0
Custody service income	0.0	0.0
Capital Markets income	0.0	0.0
	3.6	0.0

Revenue from continuing operations for the six months ended September 30, 2021 increased by $3.6 million compared to the minimal revenue generated during the six months ended September 30, 2020. The revenue during the six months ended September 30, 2021 was primarily derived by fees earned from EQONEX. During the first quarter of the fiscal year, from April to June, there was a progressive increase in trading volumes which reached a high in June with an average daily volume for the month of $177 million. This was driven, in part, by the launch of EQO, which, amongst other features, rewards clients for taker volumes. Market conditions entering the second quarter of the six months ended September 30, 2021 weakened, driven by declining digital asset prices and lower volatility. Trading volumes on EQONEX also softened during this period, averaging $65 million per day during the quarter. Monthly average daily volume reached a high of $16 million during the year ended March 31, 2021.

During the six months ended September 30, 2021, there was also an increase in trading income from the OTC desk of $0.2 million when compared to the six months ended September 30, 2020. This increase was driven, in part, by demand for EQO. The Asset Management business increased assets under management by 153% during the six months ended September 30, 2021 and generated management fees of $0.1 million during the same period. Performance fees from the fund are only recognized at the end of the calendar year when revenue recognition conditions are satisfied. Digivault, our custody solution, is fully integrated to EQONEX, and while not registering material revenues it does provide a highly secure solution for users of EQONEX. Assets held by Digivault increased 314% during the 6 months ended September 30, 2021. In May 2021, Digivault also became the first stand-alone digital custodian to receive approval from the UK Financial Conduct Authority to store cryptocurrencies under the Money Laundering, Terrorist Financing and Transfer of Funds (Information of the Payer) Regulations 2017 (MLR 2017), (as amended 2019). The combination of secure infrastructure and regulatory oversight positions Digivault well for future growth.

General and Administrative Expenses

	For the six months ended September 30,
In USD millions	2021	2020

Employee benefits	18.9	29.2
Technology	3.3	2.1
Legal and professional fees	5.6	0.9
Marketing and promotions	6.5	0.6
Depreciation of right of use assets	0.9	1.0
Depreciation of plant, property and equipment	0.2	0.4
Amortization of intangible assets	1.8	0.5
Auditor’s remuneration	0.2	0.5
Software maintenance	0.3	0.3
Operating lease expense	0.0	0.1
Other	0.7	0.4
	38.4	36.0

General and administrative expenses increased by $2.4 million to $38.4 million. This increase was primarily driven by an increase in legal and professional and marketing costs which was partially offset by a reduction in employee benefits.

Employee Benefits

Employee benefits decreased by $10.3 million to $18.9 million for the six months ended September 30, 2021 compared to the six months ended September 30, 2020. The period-on-period decrease was driven, in the most part, by the fair value reporting associated with the employee share option scheme.

For the six months ended September 30, 2021 the costs associated with the employee share option scheme reduced to $5.3 million compared to $21.5 million for the six months ended September 30, 2020. The higher expense for the six months ended September 2020 was due to a modification to the scheme during the period which resulted in a non recurring fair value charge to the income statement. During the six months ended September 30, 2021 the Group awarded employees, for the first time, with Restricted Share Units (“RSUs”) as part compensation for their services. The RSUs vest over three years and the expense for the six months period was $2.5 million. The RSU’s have both service and business performance conditions linked to the vesting conditions. There was no similar cost for the six months ended September 30, 2020.

Basic salaries and associated employee allowances increased by $3.6 million to $10.8 million when compared to the six months period ended September 30, 2020. This higher cost was driven by an increase in headcount from 120 at September 30, 2020 to 220 at September 30, 2021.

Technology

Technology costs increased by $1.2 million to $3.3 million for the six months ended September 30, 2021 when compared to the six months ended September 30, 2020. This increase in cost was mainly driven by an increase in cloud-based hosting services to support the increased activity on EQONEX.

Legal and Professional Fees

The Group incurred legal and professional fees of $5.6 million for the six months ended September 30, 2021, an increase of $4.7 million from the six months ended September 30, 2020. The increase is predominantly driven by the following key components:

●	Expenses associated with being a listed company that were not incurred in the prior period;
●	Recruitment fees as the Group continues to hire high caliber employees;
●	Costs associated with the legal and regulatory structure for the pending launch of the investment products business;
●	Registering trademarks following the rebranding from Diginex to Eqonex; and
●	Incremental KYC/AML costs as activity on EQONEX increases

Marketing and Promotions

Marketing spend for the six months ended September 30, 2021 increased by $5.9 million to $6.5 million when compared to the six months ended September 30, 2020. The marketing spend was focused primarily on activities to promote EQONEX. The expenses include fees associated with market makers which are, for the majority, settled via the issuance of equity.

Depreciation of Right of Use Assets

Capitalized leases under IFRS 16 are categorized as right of use assets and relate to the office leases in Hong Kong, Singapore and Vietnam for the six months ended September 30, 2021 and 2020. During the six months ended September 2021, the Hong Kong office lease expired, and the Group entered into a new lease at new premises, at a reduced monthly charge.

Depreciation of Property, Plant and Equipment

Depreciation of property, plant and equipment reduced by $0.2 million to $0.2 million for the six months ended September 30, 2021 compared to the six months ended September 30, 2020. The reduction is related to the relocation of the Hong Kong office and the sale of office equipment as possession of the new Hong Kong office was taken as fully furnished.

Amortization of Intangible Assets

Amortization of intangible assets of $1.8 million for the six months ended September 30, 2021 compared to $0.5 million during the six months ended September 30, 2020. Intangible assets relate, primarily, to the capitalization of costs in building and enhancing EQONEX. Intangible assets are amortized over a 5-year period and amortization commenced following the launch of EQONEX at the end of July 2020.

Auditor’s Remuneration

Auditor’s remuneration decreased by $0.3 million to $0.2 million for the six months ended September 2021. During the six months ended September 30, 2020 incremental, non-recurring, audit fees were incurred as a result of the listing process.

Software Maintenance

Software maintenance costs amounted to $0.3 million for the six months ended September 30, 2021 and 2020. These costs are associated with improvements to EQONEX which do not meet the criteria to be capitalized.

Operating Lease Expenses

Operating lease expenses related to short-term leases decreased by $0.1 million to a minimal charge during the six months ended September 30, 2021. Costs in the six months ended September 30, 2020 relate to temporary short-term leases in Singapore and Vietnam that were undertaken until long-term leases were entered into. Long-term leases have been capitalized in accordance with IFRS 16.

Other Expenses

Other expenses for the six months ended September 30, 2021, increased by $0.3 million to $0.7 million when compared to the six months ended September 30, 2020. The increase has been driven by many non material expenses that have been incurred as the business expands.

Other Gains/ (Losses)

	For the six months ended September 30,
In USD millions	2021	2020

Transaction expense	(1.4)	(44.0)
Earn-out share awards	0.0	(32.1)
Net fair value gain of financial liabilities at fair value through profit or loss	5.1	0.0
Net fair value gain on financial assets at fair value through profit or loss	0.1	0.0
Revaluation loss on digital assets	(0.9)	0.0
Foreign exchange (loss) / gains, net	(0.4)	0.1
Other gains	0.0	0.0
	2.5	(76.0)

During the six months ended September 30, 2021, Eqonex recognized other gains of $2.5 million compared to other losses of $76.0 million for the six months ended September 30, 2020. The loss of $76.0 million for the six months ended 30 September 30, 2020 consisted of non-cash expenses associated with the transaction with 8i Enterprises and the ultimate listing on Nasdaq (“Transaction”), as detailed below. The gain during the six months ended September 30, 2021 was driven by the fair value remeasurement of private warrants issued in January 2021.

Transaction Expenses

During the six months ended September 30, 2021, Eqonex recognized transaction expenses associated with unit purchase options that 8i Enterprises had issued to a service provider with a valuation of $1.4 million. Upon completion of the Transaction during the six months ended September 30, 2020, the Company issued shares and warrants to former share and warrant holders of 8i Enterprises. The shares and warrants were valued at $65.2 million and, when offset against the net assets of 8i Enterprises of $21.2 million, a transaction expense of $44.0 million was recognised.

Earn-out Share Awards

Under the terms of the Transaction, former Diginex Hong Kong shareholders are entitled to an additional 12 million shares if certain share price milestones are achieved over a four-year period post the Transaction date. The earn-out was valued using a Monte Carlo simulation model which resulted in a fair value cost of $32.1 million. The first earn-out milestone was achieved in January 2021 and 3 million shares were issued together with 30,000 shares to a service provider who is entitled to 1% of the shares issued in the earn-out. The achievement of the first earn-out did not have any impact to the statement of profit or loss as the fair value of the earn-out was recategorized from the share-based payment reserve to share capital on the statement of financial position.

Net Fair Value Gains of Financial Liabilities at Fair Value Through Profit or Loss

The gain of $5.1 million for the six months ended September 30, 2021 consists of a fair value remeasurement of warrants issued as part of a private placement capital raise in January 2021. The warrants have been revalued to a fair value of $0.1 million from $5.2 million at March 31, 2021.

Net Fair Value Gains on Financial Assets at Fair Value Through Profit or Loss

During the six months ended September 30, 2021 the Group held investments in two early stage companies and also made a $2 million investment into the Bletchley Park Multi Strategy Fund, which a subsidiary of the Group manages. On an aggregate basis, the investments yielded an unrealized fair value gain of $0.1 million for the six months ended September 30, 2021, with a $0.2 million gain from Bletchley Park being partially offset by a $0.1 million loss from the other two early stage investments. During the six months ended September 30, 2020, the Group only held investments in the early stage companies and during that period recognized immaterial fair value changes.

Revaluation Loss on Digital Assets

During the six months ended September 30, 2021 the Group held digital assets, predominantly in BTC, which experienced a fair value remeasurement loss of $0.9 million. Eqonex did not hold material digital assts during the six months ended September 30, 2020.

Finance Costs

Eqonex incurred finance costs for the six months ended September 30, 2021 of $0.1 million compared to $0.9 million for the six months ended September 30, 2020.

The finance charge for the six months ended September 30, 2021 of $0.1 million related to an interest charge under IFRS 16 and the accounting for Right of Use assets. The charge for the six months ended September 2020 was also $0.1 million.

During the six months ended September 30, 2020, the Group issued a convertible bond with a mandatory conversion if the Group listed. Interest associated with the convertible bond amount to $0.5 million. The convertible bond and associated interest were converted into equity on September 21, 2020. In addition, the Group had a credit facility (shareholder loan) which charged interest of $0.3 million, during the same period, before it was terminated on September 30, 2020.

Income Tax

Due to losses reported in the six months ended September 30, 2021 and 2020, there is no income tax charge for the Group.

Profit from Discontinued Operations

Discontinued operations relate to the sale of the Solutions Business to Rhino Ventures Limited in May 2020. There were no results related to discontinued operations during the six-months period ended September 30, 2021

	For the six months ended September 30,
In USD millions	2021	2020

Gain on sale	-	5.0
Revenue	-	0.0
General & administrative expenses	-	0.1
Profit from discontinued operations	-	4.9

Eqonex sold the Solutions Business in May 2020 to Rhino Ventures Limited, a company controlled by Miles Pelham, the founder of Eqonex. The consideration for the sale was $6.0 million which was netted against the shareholder loan outstanding to Pelham Limited, an entity also controlled by Miles Pelham. In addition, Diginex agreed to fund the business for six months post the sale, which was renegotiated at a 25% discount to projected costs.

Inflation

Since incorporation, Eqonex has not been materially impacted by changes in inflation.

Impact of Foreign Currency Fluctuations on Results

The Group’s main operating currencies have historically been the US Dollar and Hong Kong Dollar. As the Hong Kong Dollar is pegged to the US Dollar, the Group has not been overly exposed to foreign currency fluctuations in prior years. As the business grows, the Group has exposure to more foreign currencies and their fluctuations, such as the British Pound, Euro and Singapore Dollar.

Significant Accounting Policies, Judgements and Estimates

An accounting policy is considered significant if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

Eqonex prepares its financial statements in conformity with IFRS, which requires it to make judgements, estimates and assumptions. Eqonex continually evaluates these estimates and assumptions based on the most recently available information, its own historical experiences and various other assumptions that Eqonex believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from Eqonex’s expectations as a result of changes in its estimates. Some of the Group’s accounting policies require a higher degree of judgement than others in their application and require it to make significant accounting estimates.

The following descriptions of significant accounting policies, judgements and estimates should be read in conjunction with Eqonex’s interim condensed and consolidated financial statements and the notes related thereto, and other disclosures included in this document. When reviewing Eqonex’s interim condensed and consolidated financial statements, you should consider (i) Eqonex’s selection of critical accounting policies, (ii) the judgements and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

The significant accounting policies, judgements and estimates are the same as those applied to the audited combined and consolidated financial statements as at and for the year ended March 31, 2021, with the exception of these additional new areas:

Significant Accounting Estimates and Judgements

Investment in Bletchley Park Multi-Strategy Fund Class E shares (“BP Fund”)

The fair value of the investment in BP Fund is primarily estimated based on the net asset value report (“NAV report”) provided by the fund administrator. BP Fund is an open-ended fund and third parties have been investing into the fund based on the NAV report value, as such we have used the NAV report as a key input in estimating the fair value of the investment.

Unit purchase options

The fair value of Unit Purchase Options is determined using a binomial model which requires the input of subjective assumptions, including the volatility of the Company’s share price and the expected life of the options. Any changes in these assumptions (as listed out in note 21.5) can significantly affect the estimate of the fair value of the unit purchase options.

Share-based payment – Restricted Share Units (“RSUs”)

Where RSUs have performance-based vesting targets, management apply judgement in estimating the number of awards expected to vest over the three year vesting period based on whether the performance based vesting targets are likely to be met or not.

Where RSUs have performance-based vesting targets which have not been established and communicated, the accounting grant date has not been established per IFRS, which sets the fair value per award. However, upon receiving the grant notification the awardee is deemed to have begun providing a service. In this scenario when the service start date is before the accounting grant date, per IFRS 2, the Group should recognize an expense based on management’s estimate of the grant date fair value. Therefore, on each reporting date where a grant date has not been established per IFRS 2 but service had been rendered by the awardee, the Group estimates the grant date fair value of the award based on the closing share price on such a reporting date.

Significant Accounting Policies – New Policies

Unit purchase options

The unit purchase options are considered equity instruments and are recognized at the fair value upon initial recognition. As equity instruments, they are not subsequently remeasured.

Share-based payment – Restricted Share Units (“RSUs”)

The fair value of the RSUs granted to the directors, employees and contractors determined at the grant date of the respective units is expensed over the vesting period, with a corresponding adjustment to the Group’s share-based payment reserve. The grant date fair value is determined based on the closing share price of the Group on such a date. A grant date is considered as established per IFRS 2 when the Company and the awardee have a shared understanding of the terms and conditions of the arrangement.

Reclassification

Certain reclassifications have been made to the interim condensed consolidated financial statements in the prior period to present the breakdown of general administrative expenses in the notes to align with the presentation of the current period, and to reclass the fair value hierarchy in accordance with IFRS 13. The reclassifications have no impact on the previously reported loss for the period nor the accumulated losses.

Recently Released Accounting Standards

See Note 2.2 in the interim condensed consolidated financial statements included elsewhere in this filing.

Reconciliation of Non-IFRS Financial Measures at September 30:

		For the six months ended September 30,
In USD millions	Notes	2021	2020

Loss from continuing operations		(32.4)	(112.9)

Adjustments
Interest costs		0.1	0.9
Depreciation		0.2	0.4
Amortization		1.8	0.5
EBITDA from continuing operations		(30.3)	(111.1)

Additional items:
Share options & RSUs	a	7.9	21.5
Transaction fees	b	1.4	44.0
Earn-out costs	c	-	32.1
Fair value / revaluation gains and losses	d	(4.3)	0.0
Adjusted EBITDA		(25.3)	(13.5)

We present our earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA adjusted for specific items (“Adjusted EBITDA”), which are non-IFRS measures, to supplement our interim condensed consolidated financial statements presented in accordance with IFRS. We believe that EBITDA and Adjusted EBITDA are useful to investors, enabling them to better assess changes in our results of operations across different periods on a consistent basis, independent of certain items as presented above. Thus, EBITDA and Adjusted EDITDA provide investors with additional methods of assessing our operating results in a manner that is focused on our continuing, core operating performance and current and historical results. Given our use of EBITDA and Adjusted EBITDA, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. EBITDA and Adjusted EBITDA are not prepared in accordance with IFRS or intended to be a replacement for IFRS financial data, should be reviewed together with the IFRS measures and may be different from non-IFRS measures used by other companies.

The below is a description of each adjustment to arrive at our non-IFRS measures:

a) Share options & RSUs: share options and RSU’s are allocated to employees as a means of attracting high caliber candidates and as a means of retention. The charge is higher in the six months ended September 30, 2020 following modifications made to the employee share option plan prior to the Transaction which resulted in the recognition of a significantly higher non-cash based cost in the interim condensed consolidated statement of profit or loss. During the six months ended September 30, 2021, there were no such modifications and hence a lesser charge. However, during the six months ended September 30, 2021, Eqonex granted RSUs as either sign on awards or as further retention tools which vest based on services provided and business performance KPI’s being met. The costs of the RSU’s partially offset the reduction in costs from the employee share options plan. Due to the variable nature of this non-cash expense, Management is of the view that the exclusion of such a cost provides a more accurate representation of the financial performance of Eqonex;

b) Transaction fees: for the six months ended September 30, 2020, this expense relates to a one-off, non-cash charge to the interim condensed consolidated statement of profit or loss on completion of the Transaction. For the six months ended September 30, 2021, this relates to the unit purchase option issued to a service provider based on contractual agreement, associated with the Transaction, which is also a one-off non-cash item. Management believes that the exclusion of these costs provides a more accurate representation of the financial performance of Eqonex

c) Earn-out costs: similar to Transactions fees, the earn-out costs are a one-off, non-cash charge to the interim condensed consolidated statement of profit or loss and as a consequence management feels that the exclusion of these costs provides a more accurate representation of the financial performance of Eqonex;

d) Fair value/revaluation gains and losses: these costs relate to fair value remeasurements of the private warrants, investments and digital assets, which are unrealized. All such gains and losses are not a feature of the core business of Eqonex and management believes the exclusion provides a meaningful evaluation of past performances.

B. Liquidity and Capital Resources

The Group’s ability to fund its operations has historically been based on raising capital from investors and borrowing funds on reasonable economic terms. During the six months ended September 30, 2021, the Group has been funded primarily by the proceeds from the Transaction and capital raises in prior periods plus revenues generated during the period from EQONEX.

On 7 March 2022, Eqonex Limited entered into a $36m convertible loan agreement with Bifinity UAB. The loan carries an interest charge of 4% per annum. The loan will be drawn down in monthly $3m instalments during the first quarter, commencing on 15 March 2022, and $9m per quarter, in advance, for the remaining three quarters. The loan must be repaid 18 months after each drawdown or can be converted by Bifinity at any time, at their option, into shares of Eqonex Limited. The loan can be converted into equity at a share price of $1.89. Under the terms of the loan agreement, Bifinity has the right to appoint the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer for Eqonex. Bifinity will also have two seats on the Eqonex board.

At September 30, 2021, and 2020, Eqonex had cash and cash equivalents of $23.5 million and $27.6 million respectively, as detailed below:

	For the six months ended September 30,
In USD millions	Cont. Op	Disc. Op	Total	Cont. Op	Disc. Op	Total
	2021	2021	2021	2020	2020	2020
Net cash used in operating activities	(18.6)	-	(18.6)	(11.2)	(1.1)	(12.3)
Net cash (used in) provided by investing activities	(9.8)	-	(9.8)	20.3	-	20.3
Net cash (used in) provided by financing activities	(0.6)	-	(0.6)	18.8	-	18.8
Net (decrease) increase in cash and cash equivalents	(29.0)	-	(29.0)	27.9	(1.1)	26.8
Cash and cash equivalents, beginning of year	52.1	-	52.1	1.0	-	1.0
Effect of foreign exchange rate changes	0.4	-	0.4	(0.2)	-	(0.2)
Cash and cash equivalents, end of six months	23.5	-	23.5	28.7	(1.1)	27.6

Cash Flows from Operating Activities

Total cash outflows from operating activities were $18.6 million in the six months ended September 30, 2021, compared to an outflow of $12.3 million for the six months ended September 30, 2020. Cash flow relates to both continued and discontinued operations:

Continued Operations

Cash outflows from operating activities were $18.6 million in the six months ended September 30, 2021, compared to an outflow of $11.2 million in the six months ended September 30, 2020. The incremental cash outflow of $7.4 million reflects costs associated with the continued build out and investment into the Eqonex ecosystem.

Discontinued Operations

There were no cashflows from discontinued operations during the six months ended September 30, 2021. The cash outflow of $1.1 million from discontinued operations for the six months ended September 30, 2020 relates to costs associated with the disposed Solutions business.

Cash Flows from Investing Activities

Total cash outflows from investing activities were $9.8 million in the six months ended September 30, 2021, compared to an inflow of $20.3 million for the six months ended September 30, 2020. Cash flow from investing activities relates to continued operations only.

During the six months ended September 2021, Eqonex invested in digital assets amounting to $5.0 million and the Bletchley Park Multi-Strategy Fund for $2.0 million. There were no such investments in the six months ended September 30, 2020.

Eqonex also invested $2.5 million in the build and enhancement of EQONEX during the six months ended September 30, 2021 which compares to $3.8 million during the six months ended September 30, 2020.

The inflow in the six months ended September 30, 2020 primarily relates to the cash received on completion of the Transaction of $24.1 million. This inflow was offset by the cash outflows related to EQONEX capital expenditure, as noted above.

Cash Flows from Financing Activities

Total cash outflows from financing activities were $0.6 million in the six months ended September 30, 2021, compared to an inflow of $18.8 million for the six months ended September 30, 2020. Cash flow from financing activities relates to continued operations only.

The only financing activity during the six months ended September 30, 2021 related to the payment of lease liabilities amounting to $0.6 million. This compared to $1.2 million during the six months ending September 30, 2020. The reduced payments relate to the relocation of the Hong Kong office. The new office has a lower monthly rental charge and also had an initial rent free period.

During the six months ended September 30, 2020, Eqonex raised a net $24.3 million from the issuance of a convertible bond. The convertible bond had a 10% coupon and 24-month maturity date with a mandatory conversion upon listing. The bonds were converted into shares on September 21, 2020 prior to the completion of the Transaction.

In the same period Eqonex also raised $0.3 million from the issuance of share capital.

Eqonex fully repaid a shareholder loan in the six months ended September 30, 2020 of which $6.0 million was settled via the sale of the Solutions Business, $3.9 million was repaid in cash and the remainder was settled in shares and conversion into the convertible bond.

Indebtedness

The indebtedness of the Group at September 2021 was $61.4 million compared to $40.4 million at March 31, 2021. When excluding client liabilities which are supported by an offsetting asset on the statement of financial position, the indebtedness of the Group had increased marginally to $17.1 million from $13.4 million. The Group entered into a new lease in Hong Kong during the six months ended September 30, 2021 and while the lease was structured at a reduced monthly rental, there was an increase in the capitalized lease obligations under IFRS 16 of $4.6 million. The Group also saw an increase in accounts payable during the six months ended September 30, 2021 when compared to that at March 31, 2021. The fair value of the warrants liability reduced by $5.1m when compared to the fair value at March 31, 2021. The fair value of the warrants liability was calculated using a Black Scholes model.

At September 30, 2021 Eqonex had contracted to the following long and short-term office leases:

Long term:

●	Hong Kong: A long-term lease expired on June 15, 2021 which incurred monthly rent expense of HKD 1,455,744 (c.USD 187,500). The Hong Kong employees relocated to a new office with the new lease being for a period of six years at a reduced monthly rental compared to the previous lease agreement of HKD 676,000 (c.USD 87,000) for the first 3 years.
●	Singapore: 24-month lease that expires on August 15, 2022. The monthly rent is SGD16,500 (c.USD 12,125)
●	Vietnam: 36-month lease that expires on August 31, 2023. Monthly rent is VND 106,080,000 (c.USD 4,561)

Short term:

●	Germany: three month rolling lease at a monthly rent of EUR 512 (c.USD 610)
●	England: one month rolling lease at a monthly rent of GBP 8,800 (c.USD 12,320)
●	Scotland: one month rolling lease at a monthly rent of GBP 1,000 (c.USD 1,400)

The table below illustrates the indebtedness as at September 30, 2021 and March 31, 2021:

In USD millions	September 30, 2021	March 31, 2021

Short term lease obligation	1.0	0.7
Amounts due to related parties	0.2	0.2
Other payables	10.4	6.3
Amounts due to an associate	0.9	0.9
Client liabilities*	44.3	27.0
Warrants liability	0.1	5.2
Long term lease obligation	4.5	0.1
	61.4	40.4

*The client liabilities held of $44.3 million (March 31, 2021: $27.0 million) are offset in the interim condensed consolidated statement of financial position by an equal asset.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Intellectual Property

Eqonex filed twenty-three trademark applications for EQONEX in various jurisdictions in May 2021. As of January 2022, the EQONEX mark has been registered in EU, Singapore, Switzerland UK, India, New Zealand, Philippines, Russia and published in China, Australia, Hong Kong, Indonesia, and Turkey.

Other than the EQONEX mark, Eqonex filed the EQUOS, Digivault, HELIOS, KELVIN marks globally starting from 2018. As of January 2022: (i) the EQUOS mark has been registered in the UK, Hong Kong, Singapore and Switzerland; (ii) the Digivault mark has been registered in the US, EU, Hong Kong, China, and Japan; (iii) HELIOS mark has been published in the EU; and (iv) KELVIN mark has been published in the EU and the UK.

Eqonex was granted two computer software certificates of copyright from the United States Copyright Office in April 2019.

Eqonex owns and controls a variety of intellectual property, including but not limited to trademarks, proprietary information and software tools and applications that, in the aggregate, are material to its business. No individual instance of intellectual property is material to the Company.

D. TREND INFORMATION

For a discussion of the trends that affect Eqonex’s business, financial condition and results of operations, see “Overview,” “--Results of Operations” and “--Liquidity and Capital Resources.”

E. OFF BALANCE SHEET ARRANGEMENTS

The Company had no off balance sheet arrangements at the time of approving the interim condensed consolidated financial statements.

F. CONTRACTUAL OBLIGATIONS

The table below illustrates a summary of the Group’s contractual obligations and commitments as at September 30, 2021:

	Payments due by period
In USD Millions	Total	less than 1 year	2-5 years	more than 5 years
Short-term debt obligations	1.1	1.1	0.0	0.0
Capitalized lease obligations	6.2	1.2	4.2	0.8
Total	7.3	2.3	4.2	0.8